SEALSQ and Quobly Mutually Agree to Halt Discussions Regarding a Potential Majority Investment or Acquisition by SEALSQ

Geneva, Switzerland, February 20, 2026 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, and Quobly, today announced that they have mutually agreed to halt discussions regarding a potential majority investment or acquisition of Quobly by SEALSQ.

The parties will instead explore the possibility of a minority investment, to be discussed once Quobly launches its Series A financing round.

This decision reflects a shared preference for a minority investment structure that is more compatible with the current pace of quantum computing investments in France.

The companies will continue their technical and industrial collaboration announced in Nov. 2025 https://www.sealsq.com/investors/news-releases/sealsq-and-quobly-announce-collaboration-to-advance-secure-and-

scalable-quantum-technologies, particularly around the convergence of secure semiconductor technologies and scalable quantum architectures.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, completion of contemplated minority investments, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com